Section 8     Code of Ethics

8.01	Introduction

As an investment adviser, Cedar Street has implemented and adopted a Code of Ethics Policy (the “Code”) that all Employees are expected to uphold. The Firm has a fiduciary duty to place the interests of its Clients before the interests of the Firm and its Employees. In addition, Employees should understand that these general principles apply to all conduct, whether or not the conduct is also covered by more specific standards or procedures set forth below. Failure to comply with the Code may result in disciplinary action, including termination of employment. The Code incorporates the following general principles, which all Employees are expected to uphold:

●	We must at all times place the interests of our Clients before the interest of the Firm and its Employees or any other interests.
●	All personal securities transactions must be conducted in a manner consistent with the Code and avoid any actual or potential conflicts of interest or any abuse of an Employee's position of trust and responsibility.
●	Employees must not take any inappropriate advantage of their positions at the Firm.
●	Information concerning the identity of securities and financial circumstances of the Funds and their Investors must be kept confidential.
●	Independence in the investment decision-making process must be maintained at all times.
●	Employees must comply with the letter and spirit of laws and regulations applicable to the operation of the Firm and its Clients.
●	Violations of law or regulation by Employees that relate to matters of trust and confidence or securities law or regulation in their conduct outside of their employment may affect their fitness for duty as Employees of a firm with fiduciary responsibility and high ethical standards.

8.02	Covered Persons and Accounts

The Code applies to all of the Firm’s Employees, which for the purpose of the Code includes all of the Firm’s supervised persons. The Firm’s supervised persons consist of directors, officers and partners (or other persons occupying similar status or performing similar functions); all Employees and any other person who provides advice to Clients on behalf of the Firm and is subject to the Firm’s supervision and control.

At the discretion of the CCO, certain other individuals, including contractors and interns may be subject to the Code for the duration of their engagement with the Firm. Anyone who by virtue of their access to information may be considered a Covered Person as defined by SEC Rule 204A-1 will become subject to the Code (see Section 6.02).

8.03	Personal Brokerage Accounts

Upon commencement of employment with Cedar Street, each Covered Person must submit copies of all broker trade confirmations and broker statements with respect to personal accounts directly to the CCO.

The term "Personal Account" means any securities account in which any Covered Person has any direct or indirect "beneficial ownership," and includes any Personal Account of a Covered Person's immediate family member (including any relative by blood or marriage either living in the Covered Person's household or financially dependent on the Covered Person).

A Covered Person is deemed to have beneficial ownership if the Covered Person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect opportunity to profit or share in any profit derived from the relevant Personal Account. Employees are expected to provide the relevant Personal Account statements for spouses and immediate relatives living with the Employee whom would benefit from any Personal Account. For a full definition of beneficial ownership, refer to Rule 16a-1(a)(2) under the Exchange Act.

8.04	Compliance with Applicable Federal Securities Laws

In addition to the general principles of conduct stated in the Code and the specific trading restrictions and reporting requirements described below, the Code requires all Covered Persons to comply with applicable federal securities laws. These laws include the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, the Investment Company Act, the Advisers Act, Title V of the Gramm-Leach-Bliley Act of 1999, any rules adopted by the SEC under any of these statutes, the BSA as it applies to private investment funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

8.05	Covered Securities

The term "Covered Securities" includes all securities defined as such under the Advisers Act and includes:

●	Debt and equity securities;
●	Options on securities, on indices, and on currencies;
●	All forms of limited partnership and limited liability company interests, including interests in private investment funds (such as hedge funds), and interests in investment clubs; and
●	Foreign unit trusts and foreign mutual funds.
●	Exchange Traded Funds

The term Covered Securities, however, does not include the following (“Non-Covered Securities"):

●	Direct obligations of the U.S. government (e.g., treasury securities);
●	Bankers' acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;
●	Shares issued by money market funds;
●	Shares of open-end mutual funds that are not advised or sub-advised by the Firm (or the Firm's affiliates); and
●	Shares issued by unit investment trusts that are invested exclusively in one or more open- end mutual funds, none of which are funds advised or sub-advised by the Firm (or the Firm's affiliates).

Any questions regarding the application of these terms should be referred to, and addressed by, the CCO.

8.06	Restrictions on Personal Trading and Trading in Covered Securities

The following policies and procedures govern the personal trading of Covered Securities by Covered Persons as determined by the Firm’s CCO.

Trade Pre-Approval: In general, the Firm’s Covered Persons shall abstain from trading single name equity or debt securities, options or other single name derivative products (including single stock futures) that are Covered Securities unless pre-approved in writing.

Trading in Covered Securities by Employees or Covered Persons, other than Exchange Traded Funds as indicated below, requires written pre-approval by the CCO (see Exhibit F to this Compliance Manual for pre-approval form). Approval of CCO trading shall be pre-approved by the Firm’s Managing Member. The CCO may deny any trade request to her sole discretion and no reason need be given for such denial. Pre-approval will not be required for transactions conducted in an account for which trading discretion has been given to a third party, and only if such discretion has been documented to the CCO describing the Employees inability to influence or control the investments in such accounts.

The CCO will not pre-approve any personal trade requests in products that are listed on Cedar Street’s Restricted Trading List, products whereby the Firm has a conflicting order pending for that security (until that order is fully executed or withdrawn). (A conflicting order is any order for the same equity or debt security, option or single name derivative product including stock futures taken by Cedar Street for a Client that has not been fully executed.)

Non-Covered Securities do not require pre-approval, however, the CCO will review all Personal Account transactions on a quarterly basis. Covered Persons may trade in ETFs and Mutual Funds without prior pre-approval, so long as the ETFs are broadly diversified, and the Mutual Funds are not managed or sub-advised by the Firm. Covered Persons must still report these transactions on quarterly and annual transaction reports even if the transactions did not require pre-approval. Should it be determined that an Employee transacted in Covered Securities without pre-approval, the Employee could be forced to sell the security, be required to disgorge profits, and potentially lose their Personal Account investing rights.

Trade pre-approvals may be relied upon until 24 hours following the close of the business day upon which pre-approval was granted. Upon the expiration of that time period, a new request for approval must be made and granted before the relevant transaction may be executed. If the Employee’s trade request is for a security that is on the Firm’s restricted list or on the restricted list of one of the Firm’s managed account counterparties to which the Firm is subject, the Employee’s trade request will be denied.

Restricted Trading List (RTL): No Covered Person may engage in any transaction in any security on the Firm’s Restricted List, even if such security was held in an Access Person’s personal account prior to joining the Firm.

Employee’s Responsibility: It is the Covered Person’s responsibility to ensure that family members of each Covered Person’s household are aware of this policy and adheres to it. Personal Accounts whereby the Covered Person has beneficial ownership, must adhere to the trade pre-approval process and restrictions set forth in this policy. Covered Person’s must exercise good judgment when engaging in securities transactions and must avoid relaying information obtained as a result of their employment with the Firm to others.

8.07	Initial and Annual Holdings Reports

Employees must submit an Initial and Annual Report of Holdings Form (attached as Exhibit G), sign its attestation and deliver it to the CCO disclosing all securities held in any personal account no later than 10 days after becoming an Access Person and within 30 days following the end of a fiscal year. The information must be current and as of a date no more than 45 days prior to the date of becoming an Access Person or the end of a particular fiscal year. Each such report must contain, at minimum:

●	The title and type of security, and the exchange ticker symbol or CUSIP number (as applicable), number of shares, and principal amount of each security in any personal account;
●	The name of any broker, dealer or bank with which the Access Person maintains any personal account; and
●	The date on which the Access Person submits the report.
●	Employees may provide statements from their brokers to satisfy this requirement if those statements contain all required information.

In addition, every Employee must complete and sign the attestation form annually within 30 days of the end of the Firm’s fiscal year.

8.08	Quarterly Transaction Reports

Employees must submit a Quarterly Transaction Report (attached to this Compliance Manual as Exhibit H) no later than 30 days after each quarter end to the CCO for each securities transaction in any personal account, not just transactions with respect to covered securities. The report must contain the following information for each transaction:

●	The date of the transaction, the title, and the exchange ticker symbol or CUSIP number (as applicable), interest rate and maturity date, number of shares, and principal amount of each security involved;
●	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);
●	The price of the security at which the transaction was affected;
●	The name of the broker, dealer or bank with or through which the transaction was affected;
●	Whether any new accounts have been opened during the quarter; and
●	The date on which the Access Person submits the report.

8.09	Outside Activities

At the point at which an Employee commences employment with the Firm, they will be required to disclose any existing outside business activities. An Employee's service on the board of directors of an outside company, as well as other outside activities generally, could lead to the potential for conflicts of interest and insider trading problems, and may otherwise interfere with an Employee's duties to the Firm. Accordingly, Employees are prohibited from serving on the boards of directors of any outside company, unless the service has been approved in writing by the CCO. In addition, any Employee serving on the board of a private company which is about to go public may be required to resign either immediately or at the end of the current term.

The Firm also discourages Employees from (i) engaging in outside business ventures (such as consulting engagements or public/charitable positions); (ii) accepting any executorships, trusteeship or power of attorney (except with respect to a family member); and (iii) serving on a creditors committee except as part of the Employee's duties at the Firm. Accordingly, an Employee must obtain pre-approval from the CCO prior to engaging in any of these activities.

Should an Employee receive approval for outside business ventures, it is the Employee’s responsibility to ensure that all material non-public information received through the outside relationship is disclosed to the Firm immediately. The Firm’s CCO will then take measures to restrict any trading activity based upon the acquired information.

8.10	Social Media

Employees agree to not use social media for any business-related communications due to the potential for such activity to cause violations of SEC regulation as well as reputational harm. In addition, all Employees are advised that at the discretion of the CCO and the Firm’s Executive management, a particular Employee’s social media use may be deemed “high risk” of regulatory violations for the Firm. If a particular Employee’s use of social media is deemed “high risk,” that Employee may be asked to “link” to the CCO or the appointed manager’s LinkedIn page, Twitter feed, or other medium of “high risk” social media outlet in order for the Firm and its CCO to appropriately monitor their activities. In addition, an Employee that has social media activity that is deemed “high risk” may be asked to submit to other monitoring of social media activity, including the divulgence of passwords for social media accounts to the Firm’s CCO. Failure to comply with this policy (and any portion of the Code of Ethics) may constitute grounds for disciplinary action.

8.11	Gifts and Entertainment

In order to address conflicts of interest that may arise when an Employee accepts or gives a gift, favor, entertainment, special accommodation, or other items of value, the Firm places restrictions on gifts and entertainment. Some types of gifts and entertainment require the approval of the CCO via email or via written disclosure form.

●	Gifts: No Employee may receive any gift, service, or other item of more than de minimis value, which for purposes of the Code is set at $500, from any person or entity that does business with or on behalf of the Firm. No Employee may give or offer any gift of more than de minimis value to existing Investors, prospective Investors, or any entity that does business with or on behalf of the Firm. Notwithstanding the foregoing, no Employee may provide or accept gifts having an aggregate value of $100 per year to or from any person associated with a broker-dealer.

●	Entertainment: No Employee may provide or accept extravagant or excessive entertainment to or from an Investor, prospective Investor, or any person or entity that does or seeks to do business with or on behalf of the Firm. Employees may provide or accept a business entertainment event, such as a meal or a sporting event, of reasonable value, if the person or entity providing the entertainment is present. Any event that an Employee reasonably expects to exceed a de minimis value must be approved in advance by the CCO.

●	Cash: No Employee may give or accept cash gifts or cash equivalents to or from an Investor, prospective Investor, or any entity that does business with or on behalf of the Firm.

●	Government Officials: No gift or entertainment event of any value involving government officials or their families may be given or sponsored by the Firm or any Employee without the prior written approval of the CCO. Please see Section 4.09 above for additional information on the FCPA.

●	Union Officials: Special Department of Labor reporting requirements apply to service providers, such as investment advisors, to Taft-Hartley employee benefit funds. Those service providers must make annual reports detailing virtually all gifts and entertainment provided generally to unions, their officer, employees and agents, subject to a de minimis threshold. Accordingly, Employees must receive pre-approval for gifts and entertainment provided to such persons.

●	Reporting: Each Employee must report (either by submitting Exhibit I to this Compliance Manual via e-mail or in written form) to the CCO any gifts or entertainment received in connection with the Employee's employment that the Employee reasonably believes exceeded the de minimis value. The CCO may require that any such gift be returned to the provider or that an entertainment expense be repaid by the Employee.

●	Solicited Gifts: No Employee may use his or her position with the Firm to obtain anything of value from a Client, supplier, person to whom the Employee refers business, or any other entity with which the Firm does business.

●	Referrals: Employees may not make referrals to Clients (e.g., of accountants, attorneys, or the like) if the Employee expects to personally benefit in any way from the referral.

Employees are required to attest to their understanding of the Firm’s Gifts and Entertainment policies and procedures on not less than an annual basis using Exhibit J of this Compliance Manual.

8.12	Insider Trading Policy

Employees must comply with all laws and regulations concerning insider trading and with the Firm’s prohibition against insider trading. The purchase and sale of securities, or providing advice with respect to the purchase or sale, while possessing material non-public information, or “inside information,” of any sort relating to such securities, whether obtained in the course of research activities, through a Client relationship or otherwise, or the communication of such information to others, is prohibited by state and federal law and is strictly prohibited by the Firm. The Firm’s complete insider trading policy can be found in Appendix A: Insider Trading Policy.

8.13	Surveillance and Violations of Policy

Each calendar quarter, the CCO or his/her designee will conduct a review of personal trading compliance pursuant to the Code of Ethics. The CCO or his/her designee will review Employee trading account statements against his/her records of approved trades and will review for holding period compliance. Following the completion of this review, the CCO will deliver a written report of his/her findings to the Firm’s Managing Member even if the review results in a “no findings” result.

In addition to this review, Employees of the Firm have an independent duty to report violations of the policy to the CCO. The CCO reserves the right to deliver a report of transactions to the Employee’s supervisor on a regular basis or as needed to investigate potential inappropriate trading activity,

Every Employee must immediately report any violation of the Code to the CCO or, in the CCO's absence the Director of Investments or Managing Member. All reports will be treated confidentially and investigated promptly and appropriately. The Firm will not retaliate against any Employee who reports a violation of the Code in good faith as any retaliation constitutes a further violation of the Code. The CCO will keep records of any violation of the Code, and of any action taken as a result of the violation.

8.14	Exceptions to the Code

The CCO may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

●	The Employee seeking the exception provides the CCO with a written statement (i) detailing the efforts made to comply with the requirement from which the Employee seeks an exception and (ii) containing a representation that compliance with the requirement would impose significant undue hardship on the Employee;

●	The CCO believes that the exception would not harm or defraud the Firm or its Clients, violate the general principles stated in the Code or compromise the Employee's or the Firm's fiduciary duty to any Client; and

●	The Employee provides any supporting documentation that the CCO may request from the Employee.

No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable rules under the Advisers Act.

8.15	Recordkeeping

The books and records that are required to be maintained include the following:

●	A copy of the Code that is currently in effect, or at any time within the past six years was in effect;

●	A record of any violation of the Code, and of any action taken as a result of the violation;

●	A record of all written acknowledgements of receipt, review and understanding of the Code from each person who is currently, or within the past six years was, an Employee;

●	A record of each report made by an Access Person, including any brokerage confirmations and brokerage account statements obtained from Access Persons;

●	A record of the names of persons who are currently, or within the past six years were, Access Persons; and

●	A record of any exception from the Code granted by the CCO, all related documentation supplied by the Employee seeking the exception, and the reasons supporting the decision to grant the exception.

These books and records must be maintained by the Firm in an easily accessible place for at least six years from the end of the fiscal year during which the record was created, the first two years in an appropriate office of the Firm.

8.16	Sanctions

Any violation of any provision of the Code may result in disciplinary action. The CCO will determine an appropriate sanction. Disciplinary action may include, among other sanctions, a letter of reprimand, disgorgement, suspension, demotion or termination of employment.

8.17	Acknowledgement of Receipt and Compliance

The Firm will provide each Employee with a copy of the Code and any amendments hereto. Any questions regarding any provision of the Code or its application should be directed to the CCO. Each Employee must provide the Firm with a written acknowledgement by signing the Annual Compliance Acknowledgement Form (attached to this Compliance Manual as Exhibit A) evidencing the fact that such Employee has received and reviewed, and understands, the Code.

Appendix A: Insider Trading Policy

A.	Policy on Insider Trading

No person to whom these procedures apply may trade, either personally or on behalf of others (such as Funds managed by the Firm), while in possession of material, nonpublic information, nor may any Firm personnel communicate material, nonpublic information to others in violation of the law.

B.	What is Material Information?

Information is material where there is a substantial likelihood that a reasonable investor would consider that information important in making his or her investment decisions. Generally, this includes any information the disclosure of which may have a substantial effect on the price of a company's securities. No simple test exists to determine when information is material; assessments of materiality involve a highly fact specific inquiry. For this reason, you should direct any questions about whether information is material to the CCO.

Material information often relates to a company's financial results and operations, including, for example, dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and extraordinary management developments.

Material information also may relate to the market for a company's securities. Information about a significant order to purchase or sell securities or the portfolio holdings of the Firm may, in some contexts, be material. Pre-publication information regarding reports to be published in the financial press also may be material.

C.	What is Nonpublic Information?

Information is "public" when it has been disseminated broadly to investors in the marketplace. For example, information is public after it has become available to the general public through a public filing with the SEC or some other government agency, a news reporting service or publication of general circulation, and after sufficient time has passed so that the information has been disseminated widely.

D.	Identifying Inside Information

Before executing any trade for yourself or others, including any Funds, you must determine whether you have access to material, nonpublic information. If you think that you might have access to material, nonpublic information, you should take the following steps:

●	Report the information and proposed trade immediately to the CCO.
●	Do not purchase or sell the securities on behalf of yourself or others, including the Funds.
●	Do not communicate the information inside or outside the Firm, other than to the CCO.
●	After the CCO has reviewed the issue, she will determine whether the information is material and nonpublic and, if so, what action should be taken.

You should consult with the CCO before taking any action or engaging in any transaction. This degree of caution will protect you, the Funds and the Firm.

E.	Contacts with Public Companies

The Firm’s investment strategy involves making investments in single equities or companies. Accordingly, it is anticipated that the Employees of the Firm may come in contact with employees of publicly traded companies from time to time. Difficult legal issues can arise when, in the course of these contacts, an Employee of the Firm becomes aware of material, nonpublic information. This could happen, for example, if a company's Chief Financial Officer prematurely discloses quarterly results to an analyst, or an investor relations representative makes a selective disclosure of adverse news to a handful of investors. If this information then is communicated to other Firm Employees prior to it becoming public information, it is possible that Fund, or personal, transactions could be executed based, in part, on this information. To protect yourself, the Funds and the Firm, you should contact the CCO immediately if you believe that you may have received material, nonpublic information.

F.	Tender Offers

Tender offers represent a particular concern under the laws governing insider trading for two reasons: First, tender offer activity often produces extraordinary gyrations in the price of the target company's securities. Trading during this time period is more likely to attract regulatory attention (as it produces a disproportionate percentage of insider trading cases). Second, the SEC has adopted a rule which expressly forbids trading and "tipping" while in possession of material, nonpublic information regarding a tender offer received from the tender offeror, the target company or anyone acting on behalf of either. Firm personnel should exercise particular caution any time they become aware of nonpublic information relating to a tender offer.

G.	Private Investments in Public Entities

Although the Firm does not currently seek to participate in private offerings of securities, it is possible that analysts and other Employees of the Firm will be approached by third parties (including placement agents, investment banks and prime brokers) that wish to solicit the Firm's participation in a private offering of securities of a publicly traded company (such offerings are commonly referred to as "PIPEs"). Such offerings often occur in connection with events that are not generally known by the public and upon revelation to the public, could have a significant effect on the price of the company's stock.

In the event that any such solicitation is made, the contacted Employee must immediately make it clear to the third party that the Employee is not interested in learning the name of the publicly traded company or other details of the proposed transaction and the Employee must refer the third party to the CCO immediately.

H.	Restricted Trading List

The Firm will maintain a Restricted Trading List of companies about which a determination has been made that it is prudent to restrict trading activity. This might include, for example, a company about which investment personnel may have acquired material, nonpublic information or a position where the Firm may have a securities filing obligation.

In addition, all securities in which the Firm has an actual or potential interest for the benefit of the Funds will be included in the Restricted Trading List. Employees are not allowed to trade for their Personal Accounts, any positions related to the Firm’s book.

As a general rule, trades will not be allowed for Funds, or for the Personal Accounts of its Employees, in the securities of a company appearing on the Restricted Trading List. Similarly, any determination to remove a company from the Restricted Trading List must be approved by the CCO. Restrictions with regard to securities on the Restricted Trading List are also considered to extend to options, rights or warrants relating to those securities and any securities convertible into those securities.